Faegre Drinker Biddle & Reath LLP
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Minneapolis, Minnesota 55402
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VIA EDGAR

December 12, 2023

Brian Soares

Christina Chalk

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, D.C. 20549

Re:	Miromatrix Medical Inc.

Schedule 14D-9/A filed November 30, 2023

File No. 005-93461

SEC Comment Letter dated December 11, 2023

Dear Mr. Soares and Ms. Chalk:

This letter is being submitted on behalf of Miromatrix Medical Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-referenced Schedule 14D-9 (as amended, the “Schedule 14D-9”), as set forth in the Staff’s letter dated December 11, 2023 (the “Comment Letter”).

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. For the Staff’s convenience, we have set forth below in italics each of the numbered comments from the Comment Letter followed by the Company’s responses thereto in regular type.

Schedule 14D-9/A filed November 30, 2023

Summary of Piper Sandler’s Financial Analysis, page 28

1.	Please expand your response to prior comment 3 to provide your analysis as to why you do not believe that a financial advisor engaged by your board of directors to provide advice with respect to a tender offer and whose analyses or conclusions are discussed in your Schedule 14D-9 is not "indirectly employed, retained, or to be compensated" to assist you to make your Schedule 14D-9 solicitation or recommendation under Item 1009(a) of Regulation S-K. In this regard, we refer you to Question 159.01 of the Division of Corporation Finance's "Tender Offer Rules and Schedules" Compliance and Disclosure Interpretations.

December 12, 2023

Company Response: The Company acknowledges and accepts the Staff’s position set forth in response to Question 159.01 of its “Tender Offer Rules and Schedules” Compliance and Disclosure Interpretations (“CDI 159.01”). The Company hereby withdraws or amends its position set forth in its letter to the Staff dated November 30, 2023, to the extent such stated position was inconsistent with CDI 159.01. The Company further confirms that it has already included in the Schedule 14D-9 the information required under Item 1009(a) of Regulation M-A (taking into account the guidance in CDI 159.01) to be disclosed regarding Piper Sandler, including a description of material terms of employment, retainer or other arrangement for compensation.

We very much appreciate the Staff’s review of this filing. If you have any questions, please feel free to contact me at (612) 766-8577.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Steven C. Kennedy
Steven C. Kennedy

Enclosures

cc:	Jeff Ross, Miromatrix Medical Inc.

Michael A. Stanchfield, Faegre Drinker Biddle & Reath LLP

Brandon C. Mason, Faegre Drinker Biddle & Reath LLP